Exhibit 99(a)(1)

November 18, 2021

Dear fellow shareholder:

Please be aware that an organization that we are unaffiliated with, Comrit Investments I, LP (Comrit), launched an unsolicited tender offer to purchase up to 8,785,000 shares of CNL Healthcare Properties common stock. The Comrit offer is for $4.50 per share, which is 39% less than our current estimated net asset value (NAV) per share as of Dec. 31, 2020. To reiterate, we are not affiliated with Comrit or its offer.

Following a thorough evaluation of the offer, our board of directors (Board) unanimously recommends that shareholders reject Comrit’s offer. You do not need to do anything to reject the offer.

Our Board believes that the unsolicited tender offer represents an opportunistic attempt to purchase shares at a low price and make a profit primarily due to the residual environmental impacts related to COVID-19. Our Board further believes that Comrit’s offer deprives shareholders, who tender their shares, of the potential opportunity to realize the imbedded longer-term value of their investment in CNL Healthcare Properties.

CNL Healthcare Properties News

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Earlier this year, the company took additional meaningful steps to further promote alignment with our shareholders by proactively lowering our advisor’s asset management fee to 0.80% per year, reflecting a reduction of 0.20%. In addition, disposition fees that could be, in part, payable to the advisor were reduced from up to 1.00%, to up to 0.80%. These two recent actions are examples of the continued commitment from our Board and advisor to collectively act in the best interest of company shareholders.

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Despite the unforeseeable events of 2020 and 2021, importantly the company has maintained its distribution level[1] and continues to pay distributions quarterly. Most recently, our Board approved and declared fourth quarter 2021 distributions in an unchanged amount of $0.0512 per share to be paid on or about Dec. 13. Our board routinely meets to assess the company’s distribution policy and amount based on multiple factors, and as you would expect, we cannot make further assurances regarding future distributions.

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The current estimated NAV is $7.38 per share as of Dec. 31, 2020. The company typically conducts an annual estimated net asset valuation no less frequently than annually with the assistance of an expert third-party valuation advisor. The estimated NAV per share is only an estimate based on a snapshot in time and many assumptions, and is not meant to depict the amount an investor should expect to receive upon a liquidity event.

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Average portfolio occupancy for the company has shown early signs of a recovery during the nine months ended Sept. 30, 2021, and we continue to focus on driving performance and growth to re-establish pre-pandemic occupancy and cash flow levels. Along the way, and as you have come to expect, we have remained highly focused on maintaining liquidity and financial flexibility to manage the business thoughtfully as we continue to navigate through financial and operational impacts stemming from the COVID-19 environment. In September, the company successfully expanded its term loan agreement to allow for additional liquidity and flexibility alongside its revolving credit facility. The company is exceptionally positioned given its low debt level and next maturing loan not until September 2022.

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The company’s Special Committee of its Board continues to work very actively with management and its strategic financial advisor, KeyBanc Capital Markets, to carefully study market opportunities and potential options for suitable liquidity alternatives that could be in the best interest of shareholders.

Why Reject the Comrit Offer?

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The Comrit tender offer of $4.50 per share is 39% less than the $7.38 estimated NAV per share, which is as of Dec. 31, 2020.[2] Our estimated NAV is quite comprehensive as it was determined with a leading independent advisory and appraisal firm’s assistance and work.

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Comrit determined its offer price based on its analysis and concedes that it did not obtain current independent valuations or appraisals for CNL Healthcare Properties’ assets and did not retain an independent advisor to evaluate or render an opinion on the fairness of the $4.50 offer price.

•	None of CNL Healthcare Properties’ directors, executive officers, affiliates, or subsidiaries intend to sell their shares to Comrit.

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The Comrit offer specifies that any distributions made after Dec. 30, 2021, will be assigned to them. Therefore, if you accept their tender offer, you will not receive any potential future distributions.[2]

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Comrit, in its own words, states that it is “making the offer for investment purposes and with the intention of making a profit from the ownership of the shares.” Further, Comrit is “motivated to establish the lowest price which might be acceptable to shareholders consistent with their objective.”

For these and other reasons stated in our Schedule 14D-9 filing with the Securities and Exchange Commission (SEC) found at sec.gov, our Board unanimously concluded that the Comrit offer is not advisable and is not in the best interest of shareholders or CNL Healthcare Properties. In addition to this letter, I encourage you to carefully read our Schedule 14D-9 before making any decision to tender your shares.

Our Board recognizes that you may decide to accept the Comrit tender offer based on your personal liquidity needs or financial situation, and other factors. These include the suspension of the company’s stock redemption plan, the lack of a current trading market for our shares, the ongoing uncertainty surrounding the COVID-19 pandemic, and its effects on the company, the seniors housing industry and the broader economy. Our Board is aware that shareholders must evaluate whether to tender their shares based on all the information available, including the factors considered by our Board and described in our filing with the SEC.

In deciding, please keep in mind that our Board or company cannot assure future distributions or our share’s value, which can change periodically, or forward-looking liquidity timing and amounts for shareholders. If you have questions regarding the tender offer, please contact your financial professional. As always, thank you for your confidence and continued support in CNL Healthcare Properties.

Sincerely,

Stephen H. Mauldin

President & Chief Executive Officer

cc: Financial professional

Forward-looking statements are based on current expectations and may be identified by words such as believes, anticipates, expects, may, could, and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the company’s stock, and/or other matters. The company’s forward-looking statements are not guarantees of future performance. Shareholders and financial advisors should not place undue reliance on forward-looking statements.

[1]

Distributions are not guaranteed in frequency or amount. The company decreased its regular quarterly cash distribution effective in the second quarter of 2019. For the quarter ended Sept. 30, 2021, 100% of the company’s distributions were covered by operating cash flow. For the years ended Dec. 31, 2019, (excluding the special cash distribution paid during the year covered by net sales proceeds from the sale of 55 properties), 2018 and 2017, approximately 100%, 83%, and 91%, respectively, of regular cash distributions were covered by operating cash flow and about 0%, 17% and 9% were funded with other sources. For the years ended 2016, 2015, 2014, and 2013, approximately 94%, 45%, 34%, and 13%, respectively, of total distributions, were covered by operating cash flow and approximately 6%, 55%, 66%, and 87%, respectively, were funded by offering proceeds. For the years ended Dec. 31, 2012, and 2011, the company’s first two years of operations, distributions were not covered by operating cash flow and were 100% funded by offering proceeds.

[2]

The estimated NAV per share is only an estimate based on a snapshot in time and several assumptions and estimates which can be considered inherently imprecise. The NAV is based on numerous assumptions concerning industry, business, economic and regulatory conditions, all of which are subject to changes. Throughout the valuation process, the valuation committee, our advisor and senior members of management reviewed, confirmed, and approved the processes and methodologies and their consistency with real estate industry standards and best practices.